FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated December 18, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant released the following press release on December 18, 2008:

Strengthening of SEK’s capital base now completed

Today, the Swedish government has provided SEK with Skr 3 billion in new equity and transferred to SEK the shares of the state-owned company Venantius AB to further strengthen SEK’s capacity to lend to the Swedish export industry.

In November, the Government proposed to strengthen SEK’s capacity to assist the Swedish export industry with long-term financing, through a capital contribution of Skr 3 billion in new equity and a transfer of the shares of the state-owned company Venantius AB to SEK. Venantius’ equity amounts to approximately Skr 2.4 billion, its loan portfolio has a book value of approximately Skr 0.6 billion, and its liquidity amounts to approximately Skr 1.8 billion (unaudited).

The proposal was approved by the Swedish Parliament and has now been carried out in full.

For further information please contact Johan Winlund, Head of Communications at SEK, on +46 8 613 84 88.

The Registrant hereby incorporates this Report on Form 6-K by reference in Registration Statement no. 333-156188 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 18, 2008

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President